Perficient, Inc.
1120 S. Capital of TX Hwy.
Building 3, Suite 220
Austin, TX. 78746
Phone: (512) 531-6000
Fax: (512) 531-6011
http://www.perficient.com

Date
Name
Address
Address

Re:           Performance Award under the Perficient, Inc. Omnibus Incentive Plan

Dear ___________________:

The board of directors (“Board”) of Perficient, Inc. (the “Company”) has adopted the Perficient, Inc. Omnibus Incentive Plan (the “Plan”) for certain eligible employees of the Company.  You have been selected by the Compensation Committee of the Board (the “Committee”) to receive a Performance Award under the Plan.

Your Performance Award will entitle you to receive up to ______% of your annual base salary of $_______________ (your “Target Bonus”) upon the attainment of the following fully diluted cash earnings per share (“CEPS”) targets and GAAP earnings per share (“GEPS”) targets:

CEPS Targets
First Quarter 2007	$_____
Second Quarter 2007	$_____
Third Quarter 2007	$_____
Fourth Quarter 2007	$_____
All of 2007	$_____

GEPS Targets
First Quarter 2007	$_____
Second Quarter 2007	$_____
Third Quarter 2007	$_____
Fourth Quarter 2007	$_____
All of 2007	$_____

To receive your Target Bonus both the CEPS and GEPS targets set forth above must be achieved in each quarter in 2007.

In addition, you will be entitled to receive up to an additional 50% of your Target Bonus to the extent the CEPS and GEPS targets are exceeded by up to 1.5 times the targets set forth above.  The amount of this additional bonus will be interpolated for targets achieved in excess of the targets set forth above up to 50% of your Target Bonus.

The performance period with respect to your Performance Award is calendar year 2007.  Your Performance Award will be paid following the end of the performance period but in no event later than March 15, 2008.  Payment of your Performance Award is contingent upon your continued employment with the Company up to the date of payment.  If your employment terminates for any reason prior to the date of payment of your Performance Award, you will forfeit the Performance Award in its entirety.

This award is subject to the terms and conditions of the Plan including, but not limited to, the discretion of the Committee to reduce to a lesser amount the amount payable pursuant to your Performance Award notwithstanding the achievement of the targets set forth above (which reduction could equal 100% of the amount otherwise payable with respect to your Performance Award).

If you have any questions regarding the Plan or this Performance Award please contact me at _______________________.

Sincerely,

____________________